CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

October 27, 2023

VIA EDGAR

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VanEck Bitcoin Trust Amendment No. 4 to Registration Statement on Form S-1 Filed October 27, 2023 File No. 333-251808

Dear Mses. Cheng and Berkheimer:

On behalf of our client, VanEck Bitcoin Trust (the “Trust”), set forth below is the Trust’s response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated September 29, 2023 (the “Comment Letter”) in connection with the Trust’s Pre-Effective Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the SEC on August 4, 2023. Concurrently with the filing of this response letter, the Trust is filing Pre-Effective Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.

All page references in the responses below are to the pages of the Amended Registration Statement, unless otherwise specified.

Amendment No. 3 to Form S-1 filed August 4, 2023

General

1.	Based on our preliminary review of your registration statement, we have the following initial set of comments. Once you have amended your registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your registration statement, as appropriate.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

October 27, 2023

The Trust acknowledges the Staff’s comment.

2.	We note that your registration statement includes a number of blanks or omitted information, including, for example, the initial Authorized Participant, the Bitcoin Custodian and exhibits. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

In response to the Staff’s comment, the Trust has revised the Amended Registration Statement to include the Bitcoin Custodian. The Trust will include any other omitted information in a subsequent amendment and confirms its understanding that the Staff will need sufficient time to review such information and that it may have additional comments at that time.

3.	We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.

In response to the Staff’s comment, the Trust has revised the Amended Registration Statement to address the issues identified in the sample letter, as applicable, including on pages 20, 21, 22, 24, 28, 29, 33 and 38.

Risk Factors, page 10

4.	Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

In response to the Staff’s comment, the Trust has revised the disclosure on page 32 of the Amended Registration Statement to address competition in launching and sustaining the Trust.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

October 27, 2023

Risks Associated with Bitcoin and the Bitcoin Network

Due to the unregulated nature and lack of transparency surrounding the operations of bitcoin exchanges, page 21

5.	Please expand to discuss the risks of fraud, manipulation, front-running, wash-trading, security failures or operational problems at bitcoin exchanges.

In response to the Staff’s comment the Trust has revised the disclosure on pages 20, 21, 28 and 29, of the Amended Registration Statement to discuss the risks of fraud, manipulation, front-running, wash-trading, security failures or operational problems at bitcoin exchanges.

The Trust and Bitcoin Prices

Description of the MarketVector Bitcoin Benchmark Rate Construction and Maintenance, page 54

6.	Please revise your disclosure to provide a materially complete description of the index methodology. Please also address the following in your disclosure regarding the index:

•	Include a table with market share and volume information for each constituent exchange comprising the index used to calculate the MarketVectorTM Bitcoin Benchmark Rate;

•	Disclose the extent to which the Sponsor has discretion to select a different index;

•	Disclose whether the Sponsor will notify investors of changes to the constituent exchanges used to calculate the index, and, if so, how the Sponsor will notify the investor of such changes; and

•	Describe the material terms of the licensing and sub-licensing agreement and file the agreements as material contracts.

In response to the Staff’s comment the Trust has:

•	revised the disclosure on page 55 of the Amended Registration Statement to include a table with market share and volume information for the constituent exchanges included in the MarketVectorTM Bitcoin Benchmark;

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

October 27, 2023

•	revised the disclosure on page 57 of the Amended Registration Statement to disclose if and how the Sponsor will notify investors of changes to the constituent exchanges.

•	revised the disclosure on page 58 of the Amended Registration Statement to disclose the extent to which the Sponsor has discretion to select a different index;

•	included a description of the material terms of the sub-licensing agreement on page 93 of the Amended Registration Statement and filed the sub-licensing agreement as Exhibit 10.6 to the Amended Registration Statement.

Calculation of NAV, page 56

7.	Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a “fork”) and airdrops.

In response to the Staff’s comment, the Trust has revised the description of the methodology to be used to calculate NAV and the disclosure of valuation of the Trust’s bitcoin holdings for GAAP purposes on pages 58 through 60 of the Amended Registration Statement. The Trust will include any omitted information in a subsequent amendment to the Amended Registration Statement.

Custody of the Trust’s Assets, page 64

8.	Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:

•	Describe the material terms of your agreement with the Bitcoin Custodian;

•	Describe whether your assets custodied by the Bitcoin Custodian will be commingled with assets of other customers, and the geographic location where the private keys will be stored;

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

October 27, 2023

•	Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and

•	Disclose whether and to what extent the Bitcoin Custodian carries insurance for any losses of the bitcoin that it custodies for you.

In response to the Staff’s comment, the Trust has revised pages 66 through 67 of the Amended Registration Statement to include a discussion of the Trust’s bitcoin custody arrangements. The Trust will include any other omitted information in a subsequent amendment.

Creation and Redemption of Shares, page 68

9.	Please revise to address the following:

•	Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise; and

•	Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Bitcoin Custodian, including a discussion of whether and to what extent creation and redemption transactions will be settled on-chain or off-chain, and any risks associated with the settlement process.

In response to the Staff’s comment, the Trust has revised page 59 of the Amended Registration Statement to include a discussion of the potential impact on the arbitrage mechanism of certain factors. The Trust will include any other omitted information in a subsequent amendment.

10.	Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

In response to the Staff’s comment, the Trust has revised page 71 of the Amended Registration Statement to include a discussion of the impact of the Trust’s creation and redemption baskets on the arbitrage mechanism in light of the market for bitcoin.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

October 27, 2023

Conflicts of Interest, page 75

11.	Please revise to disclose all existing and potential conflicts of interest between your Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.

In response to the Staff’s comment, the Trust has revised the disclosure on page 78 of the Amended Registration Statement to supplement the existing disclosure regarding potential conflicts of interest between the Sponsor and its affiliates and the Trust, whether the Sponsor has bitcoin or bitcoin exposure that could create conflicts of interest and whether the Trust has a code of conduct.

Experts, page 87

12.	Please revise to include this information in your next amendment, or tell us when you intend to do so.

The Trust acknowledges the the Staff’s comment and will include the omitted information in a subsequent amendment to the Amended Registration Statement.

Financial Statements, page F-1

13.	We note your disclosure that your audited financial statements will be provided by a pre-effective amendment. Please confirm you will file your audited financial statements in a pre-effective amendment as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.

The Trust acknowledges the the Staff’s comment and will include the omitted information in a subsequent amendment to the Amended Registration Statement. The Trust confirms its understanding that the Staff will need sufficient time to review such information and that it may have additional comments at that time.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

October 27, 2023

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Jan F. van Eck, VanEck Digital Assets, LLC.
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew R. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP